                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 11-K

       (Mark One)

      [X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                  FOR THE FISCAL YEAR ENDED JANUARY 31, 1996

      OR

      []               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                             2407 WEST 24TH STREET
                                 P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

Date___________________     By ____________________________________________
                               Daniel J. Hirschfeld
                               Chairman of the Board and Chief Executive Officer

                             REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.


Table of Contents


         (a)     Financial Statements                                                         Pages
         ----------------------------                                                         -----
         Independent Auditors'  Report                                                           1

         Statements of Net Assets Available for Benefits
           January 31, 1996 and 1995                                                            2-3

         Statements of Changes in Net Assets Available for Benefits
           for the Years Ended January 31, 1996 and 1995                                        4-5

         Notes to Financial Statements                                                          6-9

         (b)     Supplemental Schedules
         ------------------------------
         Item 27a - Schedule of Assets Held for Investment Purposes - January 31, 1996           10
         Item 27d - Schedule of Reportable Transactions - For the Year Ended
           January 31, 1996                                                                      11

         (c)     Exhibits
         ----------------
         Exhibit A - Independent Auditors' Consent                                               12


        Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Buckle, Inc. Cash or Deferred Profit Sharing Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 10, 1996

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE  FOR BENEFITS
JANUARY 31, 1996



                                                                          THE BUCKLE,         INTER-
                                          GUARANTEED                          INC.           NATIONAL
                                           INTEREST         GROWTH            STOCK           EQUITY          VALUE
ASSETS                                      FUND            FUND             FUND             FUND            FUND


INVESTMENTS, at fair value              $1,804,839      $1,458,910           $639,105       $797,219      $1,262,473

EMPLOYER CONTRIBUTIONS
 RECEIVABLE                                 54,996         108,556             62,215         85,306          80,083

PARTICIPANT CONTRIBUTIONS
 RECEIVABLE                                  3,184           5,467              3,179          4,243           3,705

                                        ----------      ----------           --------       --------      ----------
NET ASSETS AVAILABLE FOR
 BENEFITS                               $1,863,019      $1,572,933           $704,499       $886,768      $1,346,261
                                        ==========      ==========           ========       ========      ==========




                                                         AGGRESSIVE
ASSETS                                     BALANCE         GROWTH            LOAN
                                            FUND            FUND             FUND           TOTAL
INVESTMENTS, at fair value                $412,530        $947,074           $143,763     $7,465,913

EMPLOYER CONTRIBUTIONS
RECEIVABLE                                  32,632         101,794                -          525,582

PARTICIPANT CONTRIBUTIONS
RECEIVABLE                                   1,444           4,854                -           26,076
                                        ----------      ----------          ----------    ------------
NET ASSETS AVAILABLE FOR
BENEFITS                                  $446,606      $1,053,722          $143,763      $8,017,571
                                        ==========     ===========          =========     ===========



See notes to financial statements.





THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1995

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               THE BUCKLE,
                                                    GUARANTEED        MONEY                                         INC.
                                                      INTEREST        MARKET         EQUITY          GROWTH         STOCK
 ASSETS                                                FUND           FUND           FUND            FUND          FUND
INVESTMENTS, at fair value                             $639,350      $522,713      $1,471,276      $1,174,390     $420,036
EMPLOYER CONTRIBUTIONS RECEIVABLE                       135,678        43,154         118,258         105,752       56,181
PARTICIPANT CONTRIBUTIONS RECEIVABLE                      1,319         5,146           4,724           4,278        2,151
ACCRUED INTEREST RECEIVABLE                                -             -               -               -               5
                                                 --------------  ------------  --------------  --------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                      $776,347      $571,013      $1,594,258      $1,284,420     $478,373
                                                 ==============  ============  ==============  ==============  ===========



                                                                     INTER-
                                                       FIXED        NATIONAL
                                                      INCOME         EQUITY
ASSETS                                                 FUND           FUND           TOTAL
INVESTMENTS, at fair value                           $1,094,960       $24,800      $5,347,525
EMPLOYER CONTRIBUTIONS RECEIVABLE                         -            10,597         469,620
PARTICIPANT CONTRIBUTIONS RECEIVABLE                      -               488          18,106
ACCRUED INTEREST RECEIVABLE                              64,771          -             64,776
                                                    -----------   -----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                     $1,159,731      $35,885      $5,900,027
                                                   =============  ===========     ============


See notes to financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JANUARY 31, 1996

                                                                                THE
                                                                              BUCKLE,
                           GUARANTEED      MONEY                                INC.         FIXED
                            INTEREST      MARKET     EQUITY        GROWTH      STOCK        INCOME
                              FUND         FUND       FUND          FUND        FUND         FUND
ADDITIONS TO NET
 ASSETS ATTRIBUTED TO:
  Investment income:
  Net appreciation
  in fair value of
  investments                 $        -  $       -  $         -    $331,373   $651,671  $           -
  Interest and dividends          98,447          -            -           -          -              -
                              ----------  ---------  -----------  ----------  ---------  -------------
                                  98,447          -            -     331,373    651,671              -
 Contributions:
  Employees                       44,875          -            -      92,031     56,165              -
  Employer                        54,996          -            -     108,556     62,215              -
                              ----------  ---------  -----------  ----------  ---------  -------------
                                  99,871          -            -     200,587    118,380              -
                              ----------  ---------  -----------  ----------  ---------  -------------
    Total Additions              198,318          -            -     531,960    770,051              -
                              ----------  ---------  -----------  ----------  ---------  -------------
DEDUCTIONS FROM
 NET ASSETS
 ATTRIBUTED TO:
  Benefits paid to
   participants                 (163,053)         -            -     (55,445)   (48,390)             -
  Administrative expense          (3,878)         -            -      (5,146)      (503)             -
                              ----------  ---------  -----------  ----------  ---------  -------------
    Total Deductions            (166,931)         -            -     (60,591)   (48,893)             -
                              ----------  ---------  -----------  ----------  ---------  -------------
NET ROLLOVERS                        414          -            -       2,765          -              -

NET INCREASE
 PRIOR TO INTERFUND
 TRANSFERS                        31,801          -            -     474,134    721,158              -
INTERFUND TRANSFERS            1,054,871   (571,013)  (1,594,258)   (185,621)  (495,032)    (1,159,731)
                              ----------  ---------  -----------  ----------  ---------  -------------
NET INCREASE
(DECREASE)                     1,086,672   (571,013)  (1,594,258)    288,513    226,126     (1,159,731)
NET ASSETS AVAILABLE
 FOR BENEFITS:
  Beginning of Year              776,347    571,013    1,594,258   1,284,420    478,373      1,159,731
                              ----------  ---------  -----------  ----------  ---------  -------------
  End of Year                 $1,863,019  $       -  $         -  $1,572,933   $704,499  $           -
                              ==========  =========  ===========  ==========  =========  =============

                         INTERNATIONAL                        AGGRESSIVE
                             EQUITY     VALUE      BALANCE      GROWTH     LOAN
                              FUND      FUND        FUND         FUND      FUND       TOTAL

ADDITIONS TO NET
 ASSETS ATTRIBUTED TO:
  Investment income:
  Net appreciation
  in fair value of
  investments               $35,855     $330,638    $43,400     $22,918   $     -  $1,415,855
  Interest and dividends          -            -          -           -     5,121     103,568
                           --------  -----------  ---------  ----------  --------  ----------
                             35,855      330,638     43,400      22,918     5,121   1,519,423
 Contributions:
  Employees                  72,999       70,592     29,757      89,316         -     455,735
  Employer                   85,306       80,083     32,632     101,794         -     525,582
                           --------  -----------  ---------  ----------  --------  ----------
                            158,305      150,675     62,389     191,110         -     981,317
                           --------  -----------  ---------  ----------  --------  ----------
    Total Additions         194,160      481,313    105,789     214,028     5,121   2,500,740
                           --------  -----------  ---------  ----------  --------  ----------
DEDUCTIONS FROM
 NET ASSETS
 ATTRIBUTED TO:
  Benefits paid to
   participants             (18,662)     (64,547)    (6,317)    (20,851)        -    (377,265)
  Administrative expense       (160)      (6,297)         -           -         -     (15,984)
                           --------  -----------  ---------  ----------  --------  ----------
    Total Deductions        (18,822)     (70,844)    (6,317)    (20,851)        -    (393,249)
                           --------  -----------  ---------  ----------  --------  ----------
NET ROLLOVERS                 2,765        3,179      2,627         138    (1,835)     10,053

NET INCREASE
 PRIOR TO INTERFUND
 TRANSFERS                  178,103      413,648    102,099     193,315     3,286   2,117,544
INTERFUND TRANSFERS         672,780      932,613    344,507     860,407   140,477           -
                           --------  -----------  ---------  ----------  --------  ----------
NET INCREASE
(DECREASE)                  850,883    1,346,261    446,606   1,053,722   143,763   2,117,544
NET ASSETS AVAILABLE
 FOR BENEFITS:
  Beginning of Year          35,885            -         -            -         -   5,900,027
                           --------  -----------  ---------  ----------  --------  ----------
  End of Year              $886,768   $1,346,261   $446,606  $1,053,722  $143,763  $8,017,571
                           ========  ===========  =========  ==========  ========  ==========


See notes to financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JANUARY 31, 1995


                                                                  GUARANTEED   MONEY
                                                                   INTEREST    MARKET   EQUITY     GROWTH
                                                                     FUND       FUND     FUND       FUND
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
 Net appreciation (depreciation) in fair value of investments       $36,953   $28,736    $40,137   $(31,039)
 Interest and dividends                                                 918        49        127        112
                                                                -----------  --------  ---------  ---------
                                                                     37,871    28,785     40,264    (30,927)
Contributions:
 Employees                                                          161,303    62,134    156,865    137,928
 Employer                                                           135,678    43,154    118,258    105,752
                                                                -----------  --------  ---------  ---------
                                                                    296,981   105,288    275,123    243,680
                                                                -----------  --------  ---------  ---------
 Total Additions                                                    334,852   134,073    315,387    212,753
                                                                -----------  --------  ---------  ---------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to participants                                     (166,250)  (16,664)   (76,902)   (76,086)
 Administrative expense                                              (8,100)   (4,003)   (22,010)   (18,212)
                                                                -----------  --------  ---------  ---------
 Total Deductions                                                  (174,350)  (20,667)   (98,912)   (94,298)
                                                                -----------  --------  ---------  ---------
NET ROLLOVERS                                                      (27,737)   (1,743)     11,006     18,449
NET INCREASE PRIOR TO INTERFUND TRANSFERS                           132,765   111,663    227,481    136,904
INTERFUND TRANSFERS                                             (1,178,404)    22,719      5,193     15,439
                                                                -----------  --------  ---------  ---------
NET INCREASE (DECREASE)                                         (1,045,639)   134,382    232,674    152,343

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of Year                                               1,821,986    436,631  1,361,584  1,132,077
                                                                -----------  --------  ---------  ---------
 End of Year                                                    $  776,347   $571,013 $1,594,258 $1,284,420
                                                                ===========  ========  =========  =========

                                                                    THE
                                                                  BUCKLE,               INTER-
                                                                    INC.      FIXED    NATIONAL
                                                                   STOCK     INCOME     EQUITY
                                                                    FUND      FUND      FUND     TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation (depreciation) in fair value of investments    $ (59,026)       -      $(2,063)   $13,698
Interest and dividends                                                273      83,433         1     84,913
                                                                ---------  ----------  --------  ---------
                                                                  (58,753)     83,433    (2,062)    98,611
Contributions:
Employees                                                          77,458       -         4,526    600,214
Employer                                                           56,181       -        10,597    469,620
                                                                ---------  ----------  --------  ---------
                                                                  133,639       -        15,123  1,069,834
                                                                ---------  ----------  --------  ---------
 Total Additions                                                   74,886      83,433    13,061  1,168,445
                                                                ---------  ----------  --------  ---------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Benefits paid to participants                                     (24,925)      -           -     (360,827)
Administrative expense                                             (1,635)      -           (32)   (53,992)
                                                                ---------  ----------  --------  ---------
 Total Deductions                                                 (26,560)      -           (32)  (414,819)
                                                                ---------  ----------  --------  ---------
NET ROLLOVERS                                                         193       -           -          168
NET INCREASE PRIOR TO INTERFUND TRANSFERS                          48,519      83,433    13,029    753,794
INTERFUND TRANSFERS                                                35,899   1,076,298    22,856       -
                                                                ---------  ----------  --------  ---------
NET INCREASE (DECREASE)                                            84,418   1,159,731    35,885    753,794

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of Year                                                393,955        -         -     5,146,233
                                                                ---------  ----------  --------  ---------
 End of Year                                                     $478,373  $1,159,731   $35,885 $5,900,027
                                                                =========  ==========  ========  =========


See notes to financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1996 AND 1995
- --------------------------------------------------------------------------------
A.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

      VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract, which approximates fair value. The equity funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. The fixed income fund represented insurance annuities which were valued at premiums paid plus earnings reinvested. Money market accounts are recorded at the cash equivalent amount.

      The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      BENEFITS PAYABLE - Distributions to participants are recorded in the year paid. At January 31, 1996 and 1995, benefits due and unpaid to retired and terminated participants were $3,036 and $21,236, respectively.

B.    DESCRIPTION OF THE PLAN

      The following description of the Buckle, Inc. Cash or Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is the Buckle, Inc. (the Company) while the trustee for the Plan is Grand Island Trust Company, and the record keeper is United of Omaha Life Insurance Company.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $525,582 and $469,620 during the years ended January 31, 1996 and 1995, respectively.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   INVESTMENT OPTIONS - Participants may direct their contributions into any of the following investment options:

       Guaranteed Interest Fund - This fund provides a fixed rate of return.

       Balance Fund - This fund invests both in equity and debt securities.

       Growth Fund - This fund invests in equity securities of U.S. companies with high growth potential.

       International Equity Fund - This fund invests in equity securities of growth oriented companies outside the U.S.

       Value Fund - This fund invests in equity securities, generally in large, well established companies.

       Aggressive Growth Fund - This fund invests in equity securities of small and medium sized U.S. companies.

       The Buckle, Inc. Stock Fund - This fund invests in the common stock of The Buckle, Inc.

   VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:



                                                                         PERCENT
YEARS OF SERVICE                                                          VESTED

Two                                                                          20%
Three                                                                        40%
Four                                                                         60%
Five                                                                         80%
Six                                                                         100%

   PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

   EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

   PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

C.   TAX STATUS

   The Plan is a participant in a Prototype Standardized Money Purchase Pension Plan. This Plan has received a favorable tax status determination from the Internal Revenue Service, which exempts the Plan from income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

D.   INVESTMENTS

     The following table presents the fair value of investments at January 31, 1996 and 1995. Investments that represent 5 percent or more of the Plan's net assets are separately identified.



                                                              1996
                                                    ------------------------
                                                     NUMBER
                                                    OF SHARES        FAIR
                                                     OR RATE         VALUE
GUARANTEED INTEREST CONTRACT FUND:

 United of Omaha and Others - Guaranteed:
  Interest Income Fund 4                                 N/A        $1,804,839

VALUE FUND:
 The American Funds Group - Fundamental Investors
  Fund 10                                                54,666      1,262,473

BALANCE FUND:
 The American Funds Group:
  The Income Fund of America                             25,162        412,530

GROWTH FUND:
 Fidelity Advisor Equity Growth Fund                     38,236      1,458,910
  Growth Equity Fund 7

COMPANY STOCK FUND:
 The Buckle, Inc.                                        33,046        633,608
 Reserve deposit account                                  -              5,497

INTERNATIONAL EQUITY FUND:
 The American Funds Group:
  Europacific Growth Fund                                32,789        797,219

AGGRESSIVE GROWTH FUND:
 The AIM Family of Funds:
  AIM Constellation Fund                                 41,164        947,074

LOAN FUND                                                N/A           143,763
                                                                    ----------
                                                                    $7,465,913
                                                                    ==========

                                                                            1995
                                                                 --------------------------
                                                                  NUMBER
                                                                 OF SHARES         FAIR
                                                                  OR RATE          VALUE

GUARANTEED INTEREST CONTRACT FUND:
  Fixed Income Fund:
    First Capital Life Insurance, due 12/31/11                    6.00 %          $ 375,320
    Hartford Life Insurance                                       8.00 %            251,942
    Integrity Life Insurance, due 7/7/26 (#I89381194)             variable           63,058
    Integrity Life Insurance, due 7/7/26 (#I89381192)             variable          210,195
    Integrity Life Insurance, due 3/2/27                          variable          194,445
  Smith Barney Shearson - Guaranteed Interest Income Fund 4       54,757            639,350

MONEY MARKET FUND:
  Smith Barney Shearson - Guaranteed Interest Income Fund 4       44,767            522,713

EQUITY FUND:
 Smith Barney Shearson - Value Equity Fund 4                      38,393          1,471,276

GROWTH FUND:
 Smith Barney Shearson - Flexible Growth Equity Fund 7            25,246          1,174,390

COMPANY STOCK FUND:
 The Buckle, Inc.                                                 29,289            417,378
 Reserve deposit account                                             -                2,658

INTERNATIONAL EQUITY FUND
 International Equity Fund 1                                       2,671             24,800
                                                                                 ----------
                                                                                 $5,347,525
                                                                                 ==========

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULES
JANUARY 31, 1996
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

              COLUMN B                          COLUMN C              COLUMN D       COLUMN E
                                       DESCRIPTION OF INVESTMENT,
                                       INCLUDING COLLATERAL, RATE
    IDENTITY OF ISSUE, BORROWER,       OF INTEREST, MATURITY DATE,                    CURRENT
       LESSOR OR SIMILAR PARTY            PAR OR MATURITY VALUE         COST           VALUE
GUARANTEED INTEREST CONTRACT FUND:
 United of Omaha and Others
  GIC Fund                                         N/A                 $1,804,839     $1,804,839

VALUE FUND:
 The American Funds Group -
  Fundamental Investors                          54,666                 1,184,969      1,262,473

BALANCED FUND:
 The American Funds Group:
  The Income Fund of America                     25,162                   394,038        412,530

GROWTH FUND:
 Fidelity Advisor Equity Growth Fund             38,236                 1,488,615      1,458,910

COMPANY STOCK FUND:
 Reserve Deposit Account:                           -                       5,497          5,497
  *Buckle, Inc.                                  33,046                   546,252        633,608

INTERNATIONAL EQUITY FUNDS:
 The American Funds Group:
  Europacific Growth Fund                        32,789                   774,578        797,219

AGGRESSIVE GROWTH FUND:
 The AIM Family of Funds:
  AIM Constellation Fund                         41,164                   980,989        947,074

Loan Fund                                          N/A                          -        143,763
                                                                                   -------------
      Total Investments                                                               $7,465,913
                                                                                   =============


*  Party-In-Interest

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULES
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED JANUARY 31, 1996

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
                         COLUMN B                              COLUMN C      COLUMN D       COLUMN E        COLUMN F     COLUMN G
                                                                                             TOTAL            TOTAL
                                                                                             DOLLAR          DOLLAR
                                                              NUMBER OF     NUMBER OF       VALUE OF          VALUE      NET GAIN
                   DESCRIPTION OF ASSET                       PURCHASES       SALES        PURCHASES        OF SALES     OR (LOSS)
Guaranteed Interest Fund I                                        4             -         $3,841,616         $   -         $    -
SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS
OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


                         COLUMN B                              COLUMN C    COLUMN D    COLUMN G     COLUMN H       COLUMN I
                                                                                                     CURRENT
                                                                                                    VALUE ON
                                                               PURCHASE    SELLING     COST OF     TRANSACTION     NET GAIN
                   DESCRIPTION OF ASSET                         PRICE       PRICE       ASSET         DATE         OR (LOSS)
EQUITY FUND:
Fidelity Advisor Equity Growth Fund                             $1,146,822   $  -    $1,146,822     $1,146,822   $   -
GIC Income Fund 4
VALUE FUND:
American Funds Service Co. Fundamental Investors Fund            1,452,731      -     1,452,731     1,452,731        -
INTERNATIONAL FUND:
Europacific Growth Fund                                            618,980      -       618,980       618,980        -
AGGRESSIVE GROWTH FUND:
AIM Constellation Fund                                             843,395      -       843,395       843,395        -

                                                                       EXHIBIT A
INDEPENDENT AUDITORS'  CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-467834 and No. 33-07227 on Form S-8 of our report dated July 10, 1996, appearing in this Annual Report on Form 11-K of the Buckle, Inc. Cash or Deferred Profit Sharing Plan for the year ended January 31, 1996.

Deloitte & Touche LLP

Omaha, Nebraska
July 10, 1996

        THE BUCKLE, INC.
        CASH OR DEFERRED
        PROFIT SHARING PLAN


        FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
        FOR THE YEARS ENDED JANUARY 31, 1996 AND 1995
        AND INDEPENDENT AUDITORS'  REPORT